Exhibit 21.1

KMG Chemical, Inc.

Subsidiaries (as of July 31, 2004)

Name	Jurisdiction

KMG-Bernuth, Inc.	Delaware
KMG de Mexico, SA de CV	Mexico
KMG Chemicals de Argentina SPL	Argentina
KMG Chemicals de Venezuela CA	Venezuela
KMG Chemicals de Costa Rica SA	Costa Rica
KMG Chemicals do Brasil LTDA	Brazil